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     As filed with the Securities and Exchange Commission on July 20, 2006

                                           Registration Statement No. 811-08385
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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                AMENDMENT NO. 1
                                TO FORM N-8B-2


           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS THAT ARE
         CURRENTLY ISSUING SECURITIES PURSUANT TO SECTION 8(b) OF THE
                        INVESTMENT COMPANY ACT OF 1940


                          PARAGON SEPARATE ACCOUNT D
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                        (Name of Unit Investment Trust)


                                200 Park Avenue
                           New York, New York 10166
                 (Address and Principal Office of Registrant)

__ Not the issuer of periodic payment plan certificates

X Issuer of periodic payment plan certificates

Amended items: 1, 2, 3, 4, 5, 6, 7, 11, 25, 27, 28, 35, 38, 39 and 59

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Registrant is filing this amendment number 1 ("Amendment") to its Form N-8B-2 registration statement for the purpose of reflecting the change in its depositor resulting from the merger ("Merger") of Paragon Life Insurance Company with Metropolitan Life Insurance Company. This Amendment does not otherwise amend, change or supercede the registration statement on Form N-8B-2 previously filed by the Registrant.

                    I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

   The name of the trust is Paragon Separate Account D (referred to herein as the "Separate Account"). The Separate Account was established on January 3, 1995, as Paragon Separate Account D. On May 1, 2006, Paragon Life Insurance Company ("Paragon") merged with Metropolitan Life Insurance Company ("MetLife"). Following the Merger, the surviving company, MetLife, possessed all rights, duties and obligations of Paragon, including those relating to the Paragon Separate Account D. Following the Merger, the Separate Account retained the name Paragon Separate Account D.

   The Separate Account has no Internal Revenue Service Employer Identification Number.

   (b) Furnish title of each class or series of securities issued by the trust.

   Flexible premium variable life insurance policies (collectively, "Policies"):

   Individual Variable Universal Life ("IVUL"), a flexible premium individual variable life insurance policy--currently SEC File No. 333-133672 (formerly SEC File No. 333-36515);

   Joint and Last Survivor Variable Universal Life ("JSVUL"), a flexible premium joint and last survivor variable life insurance policy--currently SEC File No. 333-133698 (formerly, SEC File No. 333-80393).

   Neither of these Policies currently is being offered for sale, although premiums under these Policies continue to be received.

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each Depositor of the trust.

   Metropolitan Life Insurance Company ("MetLife")
   200 Park Avenue
   New York, New York 10166

   Internal Revenue Service Employer Identification Number: 13-5581829

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3. Furnish name and principal business address and zip code and the Internal
   Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

   MetLife will hold all of the securities in its own custody.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

   MetLife serves as principal underwriter for the Policies. (MetLife is a wholly owned subsidiary of MetLife, Inc.) Before June 1, 2005, MetLife Investors Distribution Company (formerly known as General American Distributors, Inc., "GAD"), a Missouri corporation wholly owned by a subsidiary of MetLife, Inc., served as principal underwriter for the Policies. Effective December 1, 2004, (i) GAD became a wholly owned subsidiary of its affiliate, MetLife Investors Group, Inc., (ii) GAD's affiliate, MetLife Investors Distribution Company, merged with and into GAD, and (iii) GAD (the surviving entity) changed its name to MetLife Investors Distribution Company.

   Neither of the Policies--IVUL nor JSVUL--is being sold currently.

   Internal Revenue Service Employer Identification Number: 13-5581829

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

   New York

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

   The Separate Account was established by Paragon Life Insurance Company pursuant to a resolution of the Board of Directors of Paragon Life Insurance Company on January 3, 1995. The Separate Account became a separate account of MetLife, subject to New York law, pursuant to the merger of Paragon with MetLife. (A copy of the board of directors' resolution effecting the establishment of the Separate Account is filed herewith as Exhibit A.) The Separate Account will continue in existence until the Board of Directors of MetLife directs that it be terminated. The Policies are issued pursuant to the Board of Directors resolution.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

   The Separate Account was established by Paragon as Paragon Separate Account D on January 3, 1995. The Separate Account became a separate account of MetLife, subject to

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   New York law, pursuant to the merger of Paragon with MetLife. Following the
   Merger (on May 1, 2006), the Separate Account continues to be known as Paragon Separate Account D.

       II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

   The Separate Account currently is divided into 14 divisions. Each division invests exclusively in shares of a single portfolio of the following underlying funds: Fidelity Variable Insurance Products Fund (Fidelity Management & Research Company, investment adviser); MFS Variable Insurance Trust (Massachusetts Financial Services Company, investment adviser); Putnam Variable Trust (Putnam Investment Management, Inc., investment adviser); Scudder Variable Series I (Deutsche Investment Management Americas, Inc., investment adviser); T. Rowe Price Equity Series, Inc. (T. Rowe Price Associates, Inc., investment adviser); and T. Rowe Price Fixed Income Series, Inc. (T. Rowe Price Associates, Inc., investment adviser). Shares of the underlying funds listed above also are sold to separate accounts of other insurance companies offering variable annuity and variable life insurance products.

   The divisions of the Separate Account invest in shares of the following portfolios: Fidelity Variable Insurance Products Fund--Growth Portfolio, Equity-Income Portfolio, Index 500 Portfolio, Contrafund Portfolio; MFS Variable Insurance Trust--MFS Emerging Growth Series; Putnam Variable Trust--Putnam VT High Yield Fund, Putnam VT New Opportunities Fund, Putnam VT Income Fund, Putnam VT Voyager Fund; DWS Variable Series I--DWS Money Market VIP, DWS International VIP; T. Rowe Price Equity Series, Inc.--New America Growth Portfolio, Personal Strategy Balanced Portfolio; T. Rowe Price Fixed Income Series, Inc.--Limited-Term Bond Portfolio. The investment objectives and policies of the portfolios are summarized in the Separate Account's registration statement on Form S-6, under the heading "The Company, the Separate Account, and the Funds," and in the Separate Account's registration statement on Form N-6, under the heading "The Separate Account and the Funds," which disclosure is hereby incorporated by reference.

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       III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

   MetLife is a stock life insurance company that was formed under the laws of the State of New York in 1868. MetLife is a wholly owned subsidiary of MetLife, Inc., a publicly traded company.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

   Through its subsidiaries and affiliates, MetLife is a leading provider of insurance and other financial services to individual and institutional customers in the United States and abroad, and offers life insurance, annuities, automobile and property insurance, and mutual funds to individuals, and group insurance, reinsurance, and retirement savings products and services to corporations and other institutions.

   MetLife offers registered variable life insurance and variable annuity contracts through other separate accounts registered as either unit investment trusts or management investment companies.

28. (a) Furnish, as at latest practicable date, the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

   (i)   the name and principal business address

   (ii)  nature of relationship or affiliation with depositor of the trust;

   (iii) ownership of all securities of the depositor

   (iv)  ownership of all securities of the trust;

   (v) other companies of which each person named above is presently officer, director or partner.

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   See the disclosure under the following headings in the Separate Account's registration statement on Form S-6--"The Company, the Separate Account, and the Funds" and "Management of the Company," and under the following headings in the Separate Account's registration statement on Form N-6--"The Company," "The Separate Account and the Funds," and Item 27 of Part C, which disclosure is incorporated herein by reference.

   (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

   See the disclosure under the following headings in the Separate Account's registration statement on Form S-6--"The Company, the Separate Account, and the Funds" and "Management of the Company," and under the following headings in the Separate Account's registration statement on Form N-6--"The Company," "The Separate Account and the Funds," and Item 27 of Part C, which disclosure is incorporated herein by reference.

                 IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities:
(A) are currently being made, (B) are presently proposed to be made, and
(C) have been discontinued, indicating by appropriate letter the status with respect to each state.

   The Policies are offered in 49 states and in the District of Columbia. None of the Policies are being sold currently.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

       MetLife serves as principal underwriter for the Policies. MetLife is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the NASD. Neither of the Policies--IVUL nor JSVUL--currently is being sold.

   (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

       See the discussion under the heading "Distribution of the Policies" in the Separate Account's registration statements on Form S-6 and on Form N-6, which disclosure is hereby incorporated by reference. Neither of the Policies--IVUL nor JSVUL--currently is being sold.

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     (c) State the substance of any current agreements or arrangements of the principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocation. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     See the discussion under the heading "Distribution of the Policies" in the Separate Account's registration statements on Form S-6 and on Form N-6, which disclosure is hereby incorporated by reference. Neither of the Policies--IVUL nor JSVUL--currently is being sold.

Information Concerning Principal Underwriter

 39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     MetLife serves as principal underwriter for the Policies, and is organized under the laws of the state of New York. See the discussion under the following headings in the Separate Account's registration statement on Form S-6--"Distribution of the Policies," "The Company, the Separate Account, and the Funds," and "State Regulation of the Company," and under the following headings in the Separate Account's registration statement on Form N-6--"Distribution of the Policies," and "The Company," which disclosure is hereby incorporated by reference.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the NASD.

     MetLife is a member of the NASD. See the discussion under the heading "Distribution of the Policies" in the Separate Account's registration statements on Form S-6 and on Form N-6, which disclosure is hereby incorporated by reference.

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

 59. Financial Statements:

     Financial Statements of the Trust. Financial statements of the Separate Account are contained in the registration statements on Form S-6 and on Form N-6 filed by the Separate Account pursuant to the Securities Act of 1933, in connection with the merger of Paragon with MetLife.

     Financial Statements of the Depositor. Financial statements of MetLife are contained in the registration statements on Form S-6 and on Form N-6 filed by the Separate Account pursuant to the Securities Act of 1933, in connection with the merger of Paragon with MetLife.

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                                  SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this amendment to the registration statement to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 20th day of July, 2006.

                                            Metropolitan Life Insurance Company
                                        Paragon Separate Account D (Registrant)

                          By: Metropolitan Life Insurance Company (Depositor)

                          By: /s/ Paul G. Cellupica
                              -----------------------------------
                              Paul G. Cellupica
                              Chief Counsel, Securities Products & Regulation

Attest: /s/ Gina C. Sandonato
        -------------------------
        Gina C. Sandonato
        Senior Counsel

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                                  EXHIBIT A:

Board of Directors' Resolution Effecting the Establishment of Paragon Separate
                                   Account D

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